Exhibit 99.2

NLS Pharmaceutics Announces Receipt of Staff Delisting Determination from
Nasdaq; Intends to Request Hearing

Switzerland/Zurich, October 5, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that on September 29, 2022, it received a determination letter (the “Letter”) from the staff (the “Staff”) of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination that, unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”), the Company’s securities would be subject to delisting from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1). Accordingly, the Company intends to timely request a hearing before the Panel. The hearing request will stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant the Company an extension through March 28, 2023.

At the hearing, the Company intends to present a plan to achieve compliance with all applicable Nasdaq listing requirements and to request that the Panel allow the Company additional time to regain such compliance. However, there can be no assurance that the Panel will grant the Company’s request for an extension or that the Company will ultimately regain compliance with all applicable requirements for continued listing.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses its intention to appeal the delisting determination. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharmaceutics.com